May 13, 2009

Paul Monsour, Accountant

Ivette Leon, Assistant Chief Accountant

Securities and Exchange Commission

100 F. Street NE

Washington, DC 20549

Re:	Form 10-K for the Fiscal Year ended December 31, 2008
Filed on February 27, 2009, amended on April 29, 2009
File No. 1-33982

Supplemental Response provided on April 24, 2009

Dear Mr. Monsour and Ms. Leon:

Set forth below is our response to the comment contained in your letter to us dated May 4, 2009 (the “SEC Letter”) regarding the referenced Form 10-K.

1.                                      Comment:

We note your response to comment 4.  We note in your proposed disclosures that the cash flow projections used in your analysis during 2009 through 2014 are lower than the growth rates used in your 2007 cash flow projections, and are considered by management to be appropriate and reflect the current state of the domestic and world wide economics.  In this regard:

•                  Provide a discussion of your historical growth rates and explain how your historical growth rates were considered when determining the growth rate to be utilized in your cash flows projections.

•                  Disclose the annual growth rate you need to achieve in your cash flow projections in order to avoid having a goodwill impairment charge.

•                  In view of the current economic environment, discuss how you considered the uncertainties inherent in your estimated future growth rates.  For example, you should explain if and when you anticipated a recovery of the economy in your growth rates used in your cash flows analysis.

Response:

The staff is advised that in response to the staff’s comment and pursuant to conversations with the staff, we have included the following disclosure in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009.

“Critical Accounting Estimates

The following discussion regarding Fair Value Measurements of our Non-Financial Instruments is intended to supplement our critical accounting estimates included in our Annual Report on Form 10-K for the year ended December 31, 2008.

As of December 31, 2008, our goodwill for each of our significant reporting units was as follows (amounts in millions):

QVC	$5,363
Starz Entertainment	132
Other	1,055

Consolidated goodwill	$6,550

We perform our annual assessment of the recoverability of our goodwill and other nonamortizable intangible assets as of December 31 in accordance with the provisions of Statement of Financial Accounting Standards No. 142.  With respect to QVC, which holds a substantial majority of our goodwill, we performed the Step 1 Test using a discounted cash flow analysis prepared as of December 31, 2008.  The cash flow projections (the “2008 Cash Flow Projections”) used in our analysis were prepared by QVC management and represent management’s estimate of the future cash flows to be generated by QVC’s operations during 2009 through 2014 (Years 1-6).  For the 5 years ended December 31, 2008, QVC’s revenue grew at a compound annual growth rate of approximately 8.4%, including growth of 4.6% in 2007 and a decrease of 1.3% in 2008.  Similarly, QVC’s Adjusted OIBDA grew at a compound annual growth rate of approximately 8.2% for the 5 years ended December 31, 2008, including decreases of .2% in 2007 and 9.1% in 2008.  Given the downturn in the economy in 2008, as well as the fact that QVC’s international operations are becoming more mature, QVC determined that it was prudent to adjust the revenue growth rates used in the 2008 Cash Flow Projections.  Therefore, the 2008 Cash Flow Projections include revenue growth rates which are lower than QVC’s historical revenue growth rates and lower than the revenue growth rates used in our 2007 cash flow projections. The revenue growth rates used in the 2008 Cash Flow Projections are considered by management to be appropriate and reflect the current state of the domestic and world wide economies.  The 2008 Cash Flow Projections include many assumptions, including assumptions regarding the timing of an economic recovery and the impact of any such recovery on QVC’s operations.  In this regard, the 2008 Cash Flow Projections are based on the economy stabilizing and growing modestly in the second half of 2009 and through 2010 and that the economy is somewhat more normalized in the years beyond 2010.

The projected cash flows were discounted using a blended discount rate of 13.5%, which represents an estimate of the weighted average cost of capital for QVC’s domestic and international locations.  The weighted average cost of capital incorporates risk premiums that reflect the current economic environments and locations where QVC has operations.  Such discount rate is higher than the rate used in prior years due to changes in the marketplace for credit and risk premiums.  Terminal growth rates after Year 6 consider the above noted factors for the initial six years forecasted cash flows and  forecasted CPI increases.

We also used a market approach to validate the fair value of QVC determined by our discounted cash flow analysis.  In our market approach, we identified publicly traded companies whose business and financial risks are comparable to those of QVC.  We then compared the market values of those companies to the calculated value of QVC.  We also identified recent sales of companies in lines of business similar to QVC and compared the sales prices in those transactions to the calculated value of QVC.  The range of values determined in our market approach corroborated the value calculated in our discounted cash flow analysis for QVC.

The estimated fair value of QVC determined in the foregoing Step 1 Test was clearly in excess of our carrying value for QVC, and accordingly no Step 2 Test was performed and no impairment charge was recorded.  We note that if our fair value estimate for QVC was 10% lower, we would still not have triggered a Step 1 failure and no impairment charge would be taken.

The foregoing impairment test requires a high degree of judgment with respect to estimates of future cash flows and discount rates as well as other assumptions.  Therefore, any value ultimately derived from QVC may differ from our estimate of fair value.  Further if the retail environment continues to experience recessionary pressures for an extended period of time, our cash flow projections will need to be revised downward and we could have impairment charges in the future.  In this regard, we estimate that if we were to use a compound annual growth rate for QVC’s revenue that is approximately 25% lower than the rate currently used in the 2008 Cash Flow Projections and that QVC achieved the margins assumed in the 2008 Cash Flow Projections, we would fail the Step 1 Test and would be required to perform the Step 2 Test to measure any impairment of QVC’s goodwill.”

If you have any questions with respect to the foregoing response to the SEC Letter or require further information, please contact the undersigned at (720) 875-4333.

Sincerely,

/s/ Christopher W. Shean

Christopher W. Shean
Senior Vice President and Controller